GRUPO CARSO, S.A.B. DE C.V.

RECEIVED
2007 JUL 31 A 9:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

July 27, 2007

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

07025603

Reference: Grupo Carso, S.A.B. de C.V.
File Number: 82-3175

Enclosed, find the unaudited consolidated financial statements as of June 30,2007 and 2006 for GRUPO CARSO, S.A.B. DE C.V.

This statements are the translated versions wich are sent every year to the Bolsa Mexicana de Valores, S.A. de C.V. (BMV).

Included are:

Balance sheet, income statement of changes in financial position, breakdown of main concepts, ratios, data per share, and integration of the paid social capital stock.

The following information is also sent to the BMV:

Notes to the financial statements
Constructions in process
FX Position
Products Manufactured
Raw Materials
Plants and Equipment
Personnel
Unconsolidated financial statements.

PROCESSED
AUG 02 2007
THOMSON FINANCIAL

Sincerely.

C.P. Quintín Humberto Botas Hernández
Attorney in fact

Lic. Alejandro Archundia Becerra
Attorney in fact

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO | QUARTER: 2 | YEAR: 2007

GRUPO CARSO, S.A. DE C.V.

BALANCE SHEETS

AT JUNE 30 OF 2007 AND 2006 | CONSOLIDATED

(Thousands of Mexican Pesos) | Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
s01	TOTAL ASSETS	87,684,580	100	91,878,273	100
s02	CURRENT ASSETS	44,501,862	51	48,862,156	53
s03	CASH AND SHORT-TERM INVESTMENTS	7,632,700	9	11,094,746	12
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	17,256,063	20	17,470,236	19
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	1,402,725	2	596,183	1
s06	INVENTORIES	17,642,872	20	18,014,384	20
s07	OTHER CURRENT ASSETS	567,502	1	1,686,607	2
s08	LONG-TERM	4,599,534	5	4,053,922	4
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	45,294	0	73,168	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	3,801,562	4	3,278,251	4
s11	OTHER INVESTMENTS	752,678	1	702,503	1
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	37,767,534	43	38,284,954	42
s13	LAND AND BUILDINGS	33,056,300	38	32,325,845	35
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	34,485,614	39	36,626,363	40
s15	OTHER EQUIPMENT	6,141,508	7	6,133,741	7
s16	ACCUMULATED DEPRECIATION	38,080,250	43	38,272,565	42
s17	CONSTRUCTION IN PROGRESS	2,164,362	2	1,471,570	2
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS	237,685	0	185,628	0
s19	OTHER ASSETS	577,965	1	491,613	1
s20	TOTAL LIABILITIES	38,222,681	100	38,719,267	100
s21	CURRENT LIABILITIES	19,535,192	51	15,884,017	41
s22	SUPPLIERS	4,929,583	13	4,929,074	13
s23	BANK LOANS	2,866,530	7	814,608	2
s24	STOCK MARKET LOANS	1,860,661	5	155,955	0
s103	OTHER LOANS WITH COST	6,300	0	28,409	0
s25	TAXES PAYABLE	2,000,352	5	2,085,041	5
s26	OTHER CURRENT LIABILITIES WITHOUT COST	7,871,766	21	7,870,930	20
s27	LONG-TERM LIABILITIES	10,735,258	28	14,348,427	37
s28	BANK LOANS	9,735,122	25	11,103,764	29
s29	STOCK MARKET LOANS	1,000,000	3	3,171,085	8
s30	OTHER LOANS WITH COST	136	0	73,578	0
s31	DEFERRED LIABILITIES	44	0	165	0
s32	OTHER NON CURRENT LIABILITIES WITHOUT COST	7,952,187	21	8,486,658	22
s33	CONSOLIDATED STOCKHOLDERS' EQUITY	49,461,899	100	53,159,006	100
s34	MINORITY INTEREST	7,931,010	16	10,219,617	19
s35	MAJORITY INTEREST	41,530,889	84	42,939,389	81
s36	CONTRIBUTED CAPITAL	8,519,427	17	8,520,181	16
s79	CAPITAL STOCK	6,410,001	13	6,410,755	12
s39	PREMIUM ON ISSUANCE OF SHARES	2,109,426	4	2,109,426	4
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	33,011,462	67	34,419,208	65
s42	RETAINED EARNINGS AND CAPITAL RESERVES	74,230,680	150	74,558,711	140
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(41,219,218)	(83)	(40,139,503)	(76)
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO QUARTER: 2 YEAR: 2007

GRUPO CARSO, S.A. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	7,632,700	100	11,094,746	100
s46	CASH	889,418	12	1,307,258	12
s47	SHORT-TERM INVESTMENTS	6,743,282	88	9,787,488	88
s07	OTHER CURRENT ASSETS	567,502	100	1,686,607	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	142,688	25	1,296,749	77
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	424,814	75	389,858	23
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	237,685	100	185,628	100
s48	DEFERRED EXPENSES (NET)	157,074	66	103,051	56
s49	GOODWILL	77,369	33	77,370	42
s51	OTHER	3,242	1	5,207	3
s19	OTHER ASSETS	577,965	100	491,613	100
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	432,948	75	407,177	83
s85	DERIVATIVE FINANCIAL INSTRUMENTS	801	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	144,216	25	84,436	17
s21	CURRENT LIABILITIES	19,535,192	100	15,884,017	100
s52	FOREIGN CURRENCY LIABILITIES	1,784,508	9	2,278,765	14
s53	MEXICAN PESOS LIABILITIES	17,750,684	91	13,605,252	86
s26	OTHER CURRENT LIABILITIES WITHOUT COST	7,871,766	100	7,870,930	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	491,988	6	268,470	3
s89	INTEREST LIABILITIES	80,066	1	131,846	2
s68	PROVISIONS	2,482,049	32	2,667,162	34
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	4,817,663	61	4,803,452	61
s27	LONG-TERM LIABILITIES	10,735,258	100	14,348,427	100
s59	FOREIGN CURRENCY LIABILITIES	9,329,708	87	11,033,270	77
s60	MEXICAN PESOS LIABILITIES	1,405,550	13	3,315,157	23
s31	DEFERRED LIABILITIES	44	100	165	100
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	44	100	165	100
s32	OTHER NON CURRENT LIABILITIES WITHOUT COST	7,952,187	100	8,486,658	100
s66	DEFERRED TAXES	7,805,386	98	8,298,226	98
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	0	0	0	0
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	146,801	2	188,432	2
s79	CAPITAL STOCK	6,410,001	100	6,410,755	100
s37	CAPITAL STOCK (NOMINAL)	900,671	14	901,428	14
s38	RESTATEMENT OF CAPITAL STOCK	5,509,330	86	5,509,327	86

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO

QUARTER: 2 YEAR: 2007

GRUPO CARSO, S.A. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	RETAINED EARNINGS AND CAPITAL RESERVES	74,230,680	100	74,558,711	100
s93	LEGAL RESERVE	381,635	1	381,635	1
s43	RESERVE FOR REPURCHASE OF SHARES	3,293,583	4	3,500,630	5
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	66,842,222	90	66,397,077	89
s45	NET INCOME FOR THE YEAR	3,713,240	5	4,279,369	6
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(41,219,218)	100	(40,139,503)	100
s70	ACCUMULATED MONETARY RESULT	266,876	(1)	266,876	(1)
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	(34,709,617)	84	(33,613,137)	84
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	7,779	0	20,617	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	(20,860)	0	57,067	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	(6,845,848)	17	(6,892,153)	17
s99	LABOR OBLIGATION ADJUSTMENT	(7,797)	0	(15,633)	0
s100	OTHER	90,249	0	36,860	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO — QUARTER: 2 — YEAR: 2007

GRUPO CARSO, S.A. DE C.V.

BALANCE SHEETS

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
s72	WORKING CAPITAL	24,966,670	32,978,139
s73	PENSIONS AND SENIORITY PREMIUMS	0	0
s74	EXECUTIVES (*)	1,008	1,028
s75	EMPLOYEES (*)	51,967	51,798
s76	WORKERS (*)	24,167	25,606
s77	OUTSTANDING SHARES (*)	2,336,728,700	2,338,690,900
s78	REPURCHASED SHARES (*)	408,271,300	406,309,100
s101	RESTRICTED CASH	880,640	1,192,066
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	22,387	24,259

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO QUARTER: 2 YEAR: 2007

GRUPO CARSO, S.A. DE C.V.

STATEMENTS OF INCOME

CONSOLIDATED

FROM JANUARY THE 1st TO JUNE 30 OF 2007 AND 2006

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	42,828,789	100	43,478,776	100
r02	COST OF SALES	32,047,082	75	32,310,536	74
r03	GROSS PROFIT	10,781,707	25	11,168,240	26
r04	GENERAL EXPENSES	5,379,194	13	5,268,876	12
r05	INCOME (LOSS) AFTER GENERAL EXPENSES	5,402,513	13	5,899,364	14
r08	OTHER INCOME AND (EXPENSE), NET	(94,988)	0	56,992	0
r06	COMPREHENSIVE FINANCING RESULT	(414,014)	(1)	(226,542)	(1)
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	825,854	2	880,419	2
r48	NON ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES	5,719,365	13	6,610,233	15
r10	INCOME TAXES	1,361,764	3	1,458,844	3
r11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	4,357,601	10	5,151,389	12
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	NET CONSOLIDATED INCOME	4,357,601	10	5,151,389	12
r19	NET INCOME OF MINORITY INTEREST	644,361	2	872,020	2
r20	NET INCOME OF MAJORITY INTEREST	3,713,240	9	4,279,369	10

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO

GRUPO CARSO, S.A. DE C.V.

QUARTER: 2 YEAR: 2007

STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
R		Amount	%	Amount	%
r01	NET SALES	42,828,789	100	43,478,776	100
r21	DOMESTIC	36,941,860	86	38,475,121	88
r22	FOREIGN	5,886,929	14	5,003,655	12
r23	TRANSLATED INTO DOLLARS (***)	537,056	1	437,721	1
r08	OTHER INCOME AND (EXPENSE), NET	(94,988)	100	56,992	100
r49	OTHER INCOME AND (EXPENSE), NET	173,713	(183)	316,869	556
r34	EMPLOYEES' PROFIT SHARING EXPENSES	271,930	(286)	320,480	562
r35	DEFERRED EMPLOYEES' PROFIT SHARING	(3,229)	3	(60,603)	(106)
r06	COMPREHENSIVE FINANCING RESULT	(414,014)	100	(226,542)	100
r24	INTEREST EXPENSE	2,024,266	(489)	1,572,233	(694)
r42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	30	0	171	0
r26	INTEREST INCOME	1,489,413	(360)	1,429,067	(631)
r46	OTHER FINANCIAL PRODUCTS	1,744	0	7,982	(4)
r25	FOREIGN EXCHANGE GAIN (LOSS) NET	50,357	(12)	(147,333)	65
r28	RESULT FROM MONETARY POSITION	68,768	(17)	56,146	(25)
r10	INCOME TAXES	1,361,764	100	1,458,844	100
r32	INCOME TAX	1,452,099	107	1,785,465	122
r33	DEFERRED INCOME TAX	(90,335)	(7)	(326,621)	(22)

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO QUARTER: 2 YEAR: 2007

GRUPO CARSO, S.A. DE C.V.

STATEMENTS OF INCOME

OTHER CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
r36	TOTAL SALES	42,828,790	43,478,777
r37	TAX RESULT FOR THE YEAR	4,371,899	5,079,399
r38	NET SALES (**)	92,218,512	86,726,597
r39	OPERATING INCOME (**)	12,621,519	11,171,401
r40	NET INCOME OF MAJORITY INTEREST (**)	7,218,709	10,986,449
r41	NET CONSOLIDATED INCOME (**)	8,701,771	12,754,462
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	1,260,387	1,223,595

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO QUARTER: 2 YEAR: 2007

GRUPO CARSO, S.A. DE C.V.

QUARTERLY STATEMENTS OF INCOME

FROM APRIL THE 1st TO JUNE 30 OF 2007 AND 2006

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	22,289,550	100	23,180,977	100
rt02	COST OF SALES	16,788,728	75	17,126,715	74
rt03	GROSS PROFIT	5,500,822	25	6,054,262	26
rt04	GENERAL EXPENSES	2,676,806	12	2,686,147	12
rt05	CAPITALIZED RESULT FOR MONETARY POSITION	2,824,016	13	3,368,115	15
rt08	OTHER INCOME AND (EXPENSE), NET	(58,422)	0	(103,358)	0
rt06	COMPREHENSIVE FINANCING RESULT	(401,158)	(2)	(141,856)	(1)
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	425,115	2	429,725	2
rt48	NON ORDINARY ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAXES	2,789,551	13	3,552,626	15
rt10	INCOME TAXES	686,616	3	880,509	4
rt11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	2,102,935	9	2,672,117	12
rt14	DISCONTINUED OPERATIONS	0	0	0	0
rt18	NET CONSOLIDATED INCOME	2,102,935	9	2,672,117	12
rt19	NET INCOME OF MINORITY INTEREST	321,164	1	469,546	2
rt20	NET INCOME OF MAJORITY INTEREST	1,781,771	8	2,202,571	10

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO QUARTER: 2 YEAR: 2007

GRUPO CARSO, S.A. DE C.V.

QUARTERLY STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
rt01	NET SALES	22,289,550	100	23,180,977	100
rt21	DOMESTIC	19,093,966	86	20,274,131	87
rt22	FOREIGN	3,195,584	14	2,906,846	13
rt23	TRANSLATED INTO DOLLARS (***)	292,730	1	248,087	1
rt08	OTHER INCOME AND (EXPENSE), NET	(58,422)	100	(103,358)	100
rt49	OTHER INCOME AND(EXPENSE), NET	72,661	(124)	48,042	(46)
rt34	EMPLOYEES' PROFIT SHARING EXPENSES	129,859	(222)	159,679	(154)
rt35	DEFERRED EMPLOYEES' PROFIT SHARING	1,224	(2)	(8,279)	8
rt06	COMPREHENSIVE FINANCING RESULT	(401,158)	100	(141,856)	100
rt24	INTEREST EXPENSE	888,260	(221)	648,702	(457)
rt42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	163	0
rt26	INTEREST INCOME	619,173	(154)	604,279	(426)
rt46	OTHER FINANCIAL PRODUCTS	1,252	0	3,896	(3)
rt25	FOREIGN EXCHANGE GAIN (LOSS) NET	(132,486)	33	(95,740)	67
rt28	RESULT FROM MONETARY POSITION	(837)	0	(5,426)	4
rt10	INCOME TAXES	686,616	100	880,509	100
rt32	INCOME TAX	510,666	74	472,899	54
rt33	DEFERRED INCOME TAX	175,950	26	407,610	46

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO
QUARTER: 2 YEAR: 2007

GRUPO CARSO, S.A. DE C.V.

QUARTERLY STATEMENTS OF INCOME

OTHER CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	637,747	622,025

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO | QUARTER: 2 | YEAR: 2007

GRUPO CARSO, S.A. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FROM JANUARY THE 1st TO JUNE 30 OF 2007 AND 2006

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c01	CONSOLIDATED NET INCOME	4,357,601	5,151,389
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	339,071	(135,375)
c03	RESOURCES FROM NET INCOME FOR THE YEAR	4,696,672	5,016,014
c04	RESOURCES PROVIDED OR USED IN OPERATION	(1,528,807)	(1,560,168)
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	3,167,865	3,455,846
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	(2,686,995)	906,964
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(1,642,826)	(1,590,807)
c08	RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES	(4,329,821)	(683,843)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(1,448,759)	(650,689)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(2,610,715)	2,121,314
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	10,243,415	8,973,432
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	7,632,700	11,094,746

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO

QUARTER: 2 YEAR: 2007

GRUPO CARSO, S.A. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	339,071	(135,375)
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	1,260,387	1,223,595
c41	+ (-) OTHER ITEMS	(921,316)	(1,358,970)
c04	RESOURCES PROVIDED OR USED IN OPERATION	(1,528,807)	(1,560,168)
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	506,864	(1,656,964)
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	200,807	(501,730)
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	(467,961)	144,125
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	(1,178,169)	(2,130,107)
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(590,348)	2,584,508
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	(2,686,995)	906,964
c23	+ BANK FINANCING	(3,840,902)	600,636
c24	+ STOCK MARKET FINANCING	(207,639)	(494,050)
c25	+ DIVIDEND RECEIVED	1,447,798	1,191,252
c26	+ OTHER FINANCING	(86,252)	(390,874)
c27	(-) BANK FINANCING AMORTIZATION	0	0
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(1,642,826)	(1,590,807)
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	(756)	(10,359)
c31	(-) DIVIDENDS PAID	(1,570,061)	(910,513)
c32	+ PREMIUM ON ISSUANCE OF SHARES	(72,009)	(669,935)
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	0
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(1,448,759)	(650,689)
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	91,961	757,579
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(840,490)	(903,177)
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	(775,086)	(209,866)
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	18,920	51,906
c39	+ (-) OTHER ITEMS	55,936	(347,131)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO QUARTER: 2 YEAR: 2007

GRUPO CARSO, S.A. DE C.V.

DATA PER SHARE

CONSOLIDATED INFORMATION

Final Printing

REF D	CONCEPTS	CURRENT YEAR AMOUNT			PREVIOUS YEAR AMOUNT		
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$	3.09		$	4.63	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$	0.00		$	0.00	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0.00	
d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON SHARE (**)	$	3.72		$	5.33	
d05	DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE (**)	$	0.00		$	(0.05)	
d08	CARRYNG VALUE PER SHARE	$	17.77		$	18.36	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$	0.00		$	0.00	
d10	DIVIDEND IN SHARES PER SHARE		0.00	shares		0.00	shares
d11	MARKET PRICE TO CARRYING VALUE		2.35	times		1.52	times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		13.53	times		5.99	times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	times		0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO QUARTER: 2 YEAR: 2007

GRUPO CARSO, S.A. DE C.V.

RATIOS

CONSOLIDATED

Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET INCOME TO NET SALES	10.17	%	11.84	%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	17.38	%	25.58	%
p03	NET INCOME TO TOTAL ASSETS (**)	9.92	%	13.88	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	1.57	%	1.08	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	1.05	times	0.94	times
p07	NET SALES TO FIXED ASSETS (**)	2.44	times	2.26	times
p08	INVENTORIES TURNOVER (**)	3.88	times	3.68	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	63.06	days	62.89	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	25.89	%	25.59	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	43.59	%	42.14	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	0.77	times	0.72	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	29.07	%	34.38	%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	28.42	%	37.47	%
p15	OPERATING INCOME TO INTEREST PAID	2.66	times	3.75	times
p16	NET SALES TO TOTAL LIABILITIES (**)	2.41	times	2.23	times
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	2.27	times	3.07	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.37	times	1.94	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	1.16	times	1.26	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	39.07	%	69.84	%
	STATEMENTS OF CHANGES				
p21	RESOURCES FROM NET INCOME TO NET SALES	10.96	%	11.53	%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	(3.56)	%	(3.58)	%
p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST PAID	1.56	times	2.19	times
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	62.05	%	(132.62)	%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	37.94	%	232.62	%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	58.01	%	138.80	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO
GRUPO CARSO, S.A. DE C.V.

QUARTER: 2 YEAR: 2007

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
A1	0.0000	16	2,336,728,700	0	2,336,728,700	0	900,671	0
TOTAL			2,336,728,700	0	2,336,728,700	0	900,671	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION: 2,336,728,700

NOTES

END